EXHIBIT 99.1

Brookfield Renewable Reports Third Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and nine months ended September 30, 2025.

“We had another strong quarter, advancing several strategic priorities while delivering strong financial results. In October, we announced a transformational partnership with the U.S. Government that should significantly accelerate deployment of Westinghouse’s leading reactor technology in the U.S. and abroad, which we expect to drive substantial growth for our business for years to come,” said Connor Teskey, CEO of Brookfield Renewable.

He continued, “We continued to extend our leadership position in essential baseload power generation and grid-stabilizing technologies, such as hydro, nuclear, and energy storage. Our deep understanding of these critical technologies, when paired with our leading development capabilities in low-cost, quick-to-market renewables and our access to significant capital, positions us to continue to execute on exceptional partnerships and investment opportunities created by surging demand for electricity to support the deployment of AI.”

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Net loss attributable to Unitholders	$(120)	$(181)	$(429)	$(455)
– per LP unit(1)	(0.23)	(0.32)	(0.81)	(0.83)
Funds From Operations (FFO)(2)	302	278	988	913
– per Unit(2)(3)	0.46	0.42	1.49	1.38

Brookfield Renewable reported FFO of $302 million in the quarter, or $0.46 per unit, up 10% year-over-year benefiting from solid operating performance, growth from development activities and accretive acquisitions. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended September 30, 2025 was $120 million.

Strong Operating Performance

Our business performed well this quarter, helping deliver solid financial results driven by our diverse, global fleet and our contracted, inflation-linked cash flows. Recent M&A and our scaling development activities also contributed to our performance. Given results to date and the positive outlook for the business, we continue to expect to achieve our target of 10%+ FFO per unit growth this year, while further diversifying and improving the quality of our cash flows.

  Our hydroelectric segment delivered FFO of $119 million, up from the prior year on solid generation from our Canadian and Colombian fleets, higher pricing across our U.S. fleet, and increased earnings from our commercial and operational activities. The performance reflects growing demand for scale, baseload power and our ability to capture improved pricing in the current environment.
  Our wind and solar segments generated combined FFO of $177 million. Growth from our acquisitions of Neoen, Geronimo Power and a portfolio of wind assets in the U.K., as well as from gains on sales of development assets, were offset by the impact of asset sales in the prior year.
  Our distributed energy, storage, and sustainable solutions segments contributed $127 million of FFO up from the prior year, with growth partially offset by the completed sale of our pumped storage business last year and the timing of orders at Westinghouse. On a year-to-date basis, FFO from our distributed energy, storage, and sustainable solutions segments is up over 30% from the prior year period, driven by strong performance at Westinghouse, growth from the Neoen acquisition, and gains realized on asset sales.
  During the quarter, we were successful advancing our commercial priorities, securing long-term contracts to deliver an incremental ~4,000 gigawatt hours per year of generation, including the signing of a 20-year contract at one of our hydro facilities in PJM as part of our broader Renewable Energy Framework Agreement with Microsoft, further demonstrating the increasing demand for hydro power from technology companies to deliver on their growth. On the back of this contract, we expect to execute another significant upfinancing, providing further capital to redeploy into accretive growth.

We committed or deployed up to $2.1 billion (~$1.2 billion net to Brookfield Renewable) across multiple investments in our key markets, including closing our incremental investment in Isagen, advancing our battery development strategy and entering into a transformational partnership with the U.S. government at Westinghouse.

  We and our partner Cameco entered into a transformational partnership with the U.S. Government to facilitate the deployment of nuclear power in the U.S. and globally. As part of the agreement, the U.S. Government plans to invest at least $80 billion to construct new Westinghouse nuclear power reactors. The partnership and deployment of Westinghouse technology is accretive to our business and we see significant further upside potential from what we expect to be the start of a long and sustained investment cycle in nuclear.
  We closed our recently announced incremental investment in Isagen, our Colombian hydro platform, increasing our exposure to a large-scale, de-risked, and critical infrastructure business. The accretive transaction increased our ownership in an irreplaceable portfolio of hydro assets that provide 24/7 baseload generation and deliver significant, stable, and contracted cash flows.
  During the quarter, we continued to advance our global battery development strategy, leveraging our expanded capabilities through the acquisition of Neoen, as well as our global footprint and strong commercial relationships. The quarter was highlighted by the delivery of a ~340-megawatt battery in Australia, which combined with the first phase of the project is now the largest operating battery in the country. With rising electricity demand driving higher peak load and increased renewable penetration, we are seeing growing opportunities for battery storage and a notable increase in counterparties willing to execute long-term capacity contracts, a key attribute of our de-risked approach to development.
  We delivered ~1,800 megawatts of new capacity globally across utility scale solar, wind, distributed energy and storage. We continue to expect to deliver ~8,000 megawatts of new projects in 2025.

We continued to execute on our asset recycling program, generating ~$2.8 billion (~$900 million net to Brookfield Renewable) in expected proceeds from signed and closed transactions since the start of the third quarter. We have strong line of sight on further asset sales this year which we expect to contribute to record recycling in 2025, delivering strong returns and capital for reinvestment into growth.

  During the quarter we agreed to sell a stake in a leading North American distributed generation business securing strong returns. As part of the agreement, we will continue to own approximately half of the development business and pipeline, maintaining exposure to the growth of this platform going forward.
  We also agreed to the sale of an ~800-megawatt utility scale solar portfolio in the U.S. The sale of the portfolio highlights the ongoing success of our capital rotation strategy within our development platforms, realizing strong returns.

We maintained robust liquidity and further strengthened our balance sheet during the quarter, executing financings that optimized our capital structure and provide us with capital to drive further growth.

  We ended the quarter with approximately $4.7 billion of available liquidity, providing significant flexibility for the business. We also completed approximately $7.7 billion of financings in the quarter further optimizing our capital structure and bringing our year-to-date financings to $27 billion across the business.
  The quarter was highlighted by upfinancings at our Holtwood and Safe Harbor hydro facilities on the back of the first contracts we signed under the Google Framework Agreement, as well as an innovative upfinancing at a separate hydro facility delivering power into PJM. The financings attracted strong investor demand and were over five times oversubscribed at the tightest spreads we have seen for these types of financings in the past five years. In total, we raised ~$1.1 billion (~$400 million net to Brookfield Renewable) in upfinancing proceeds across these three assets, while maintaining high investment grade ratings.

Distribution Declaration

The next quarterly distribution in the amount of $0.373 per LP unit, is payable on December 31, 2025 to unitholders of record as at the close of business on November 28, 2025. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.373 per share, also payable on December 31, 2025 to shareholders of record as at the close of business on November 28, 2025. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Third Quarter 2025 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

To participate in the Conference Call on November 5, 2025 at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI476d5fee17d54ce692a464170e023c24. Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/kmabtsxr/.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at http://www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2025		2024
Assets
Cash and cash equivalents		$1,935		$3,135
Trade receivables and other financial assets(4)		6,857		6,705
Equity-accounted investments		4,264		2,740
Property, plant and equipment, at fair value and Goodwill		77,418		78,909
Deferred income tax and other assets(5)		7,829		3,320
Total Assets		$98,303		$94,809

Liabilities
Corporate borrowings(6)		$4,070		$3,802
Borrowings which have recourse only to assets they finance(7)		31,855		30,588
Accounts payable and other liabilities(8)		20,731		15,524
Deferred income tax liabilities		8,803		8,439

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$23,616		$26,168
General partnership interest in a holding subsidiary held by Brookfield	44		50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,145		2,457
BEPC exchangeable shares and class A.2 exchangeable shares	1,981		2,269
Preferred equity	555		537
Perpetual subordinated notes	737		737
Preferred limited partners' equity	634		634
Limited partners' equity	3,132	32,844	3,604	36,456
Total Liabilities and Equity		$98,303		$94,809

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended September 30		For the nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Revenues	$1,596	$1,470	$4,868	$4,444
Other income	319	155	551	251
Direct operating costs(9)	(721)	(623)	(2,095)	(1,875)
Management service costs	(57)	(59)	(162)	(157)
Interest expense	(586)	(514)	(1,819)	(1,479)
Share of loss from equity-accounted investments	(10)	(12)	(83)	(70)
Foreign exchange and financial instrument gain	66	186	570	422
Depreciation	(611)	(514)	(1,803)	(1,533)
Other	(20)	(137)	(342)	(176)
Income tax recovery (expense)
Current	—	38	57	(6)
Deferred	66	(29)	292	(18)
Net income (loss)	$42	$(39)	$34	$(197)
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$162	$142	$463	$258
Net loss attributable to Unitholders	(120)	(181)	(429)	(455)
Basic and diluted loss per LP unit	$(0.23)	$(0.32)	$(0.81)	$(0.83)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2025	2024	2025	2024
Operating activities
Net income (loss)	$42	$(39)	$34	$(197)
Adjustments for the following non-cash items:
Depreciation	611	514	1,803	1,533
Unrealized foreign exchange and financial instrument gain	(89)	(211)	(578)	(450)
Share of loss from equity-accounted investments	10	12	83	70
Deferred income tax (recovery) expense	(66)	29	(292)	18
Other non-cash items	(134)	70	41	163
	374	375	1,091	1,137
Net change in working capital and other(10)	12	123	61	(84)
	386	498	1,152	1,053
Financing activities
Net corporate borrowings	—	289	200	586
Corporate credit facilities, net	(169)	(200)	(240)	100
Non-recourse borrowings, commercial paper, and related party borrowings, net	1,622	683	6,283	2,095
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	(38)	236	1,329	525
Repurchase of equity instruments, net and related costs	—	—	(34)	(37)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(221)	(169)	(1,032)	(570)
To unitholders of Brookfield Renewable or BRELP	(287)	(267)	(851)	(798)
	907	572	5,655	1,901
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	—	(98)	(4,429)	(109)
Investment in property, plant and equipment	(1,755)	(918)	(4,779)	(2,578)
Disposal of associates and other assets	624	64	1,347	16
Restricted cash and other	(51)	(58)	(178)	(68)
	(1,182)	(1,010)	(8,039)	(2,739)
Cash and cash equivalents
Increase (decrease)	111	60	(1,232)	215
Foreign exchange gain (loss) on cash	—	16	121	(28)
Net change in cash classified within assets held for sale	(83)	(46)	(89)	(62)
Balance, beginning of period	1,907	1,236	3,135	1,141
Balance, end of period	$1,935	$1,266	$1,935	$1,266

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	1,907	2,333	2,449	2,449	$224	$208	$127	$116	$60	$44
Brazil	767	862	981	1,032	48	48	32	33	29	28
Colombia	903	810	911	886	73	87	46	50	30	24
	3,577	4,005	4,341	4,367	345	343	205	199	119	96
Wind	1,668	1,751	1,970	2,072	116	133	89	109	47	80
Utility-scale solar	1,522	1,152	1,832	1,363	174	145	172	158	130	127
Distributed energy & storage	419	412	386	330	68	64	101	95	89	85
Sustainable solutions	—	—	—	—	123	119	47	32	38	30
Corporate	—	—	—	—	—	—	15	(7)	(121)	(140)
Total	7,186	7,320	8,529	8,132	$826	$804	$629	$586	$302	$278

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	8,736	8,941	9,245	9,245	$856	$767	$526	$487	$321	$278
Brazil	2,717	2,905	2,905	3,060	148	160	105	110	92	94
Colombia	2,807	2,174	2,680	2,637	211	238	136	126	74	53
	14,260	14,020	14,830	14,942	1,215	1,165	767	723	487	425
Wind	6,182	5,987	6,945	7,016	427	457	344	366	217	270
Utility-scale solar	3,817	2,981	4,540	3,469	396	358	402	365	293	279
Distributed energy & storage	1,139	1,091	1,032	881	188	177	280	192	247	163
Sustainable solutions	—	—	—	—	431	352	154	118	124	105
Corporate	—	—	—	—	—	—	7	26	(380)	(329)
Total	25,398	24,079	27,347	26,308	$2,657	$2,509	$1,954	$1,790	$988	$913

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$54	$(124)	$76	$109	$43	$(116)	$42
Add back or deduct the following:
Depreciation	164	218	143	75	11	—	611
Deferred income tax (recovery) expense	(17)	75	(88)	(28)	—	(8)	(66)
Foreign exchange and financial instrument loss (gain)	28	(15)	25	(71)	(49)	16	(66)
Other(11)	2	(51)	(66)	46	17	2	(50)
Management service costs	—	—	—	—	—	57	57
Interest expense	180	136	144	61	1	64	586
Current income tax (recovery) expense	(4)	1	11	(9)	1	—	—
Amount attributable to equity-accounted investments and non-controlling interests(12)	(202)	(151)	(73)	(82)	23	—	(485)
Adjusted EBITDA attributable to Unitholders	$205	$89	$172	$101	$47	$15	$629

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$51	$(71)	$63	$48	$2	$(132)	$(39)
Add back or deduct the following:
Depreciation	158	215	103	34	4	—	514
Deferred income tax expense (recovery)	9	(15)	15	33	—	(13)	29
Foreign exchange and financial instrument (gain) loss	(21)	32	(60)	(127)	(23)	13	(186)
Other(11)	4	(11)	38	75	27	9	142
Management service costs	—	—	—	—	—	59	59
Interest expense	186	126	94	49	1	58	514
Current income tax expense (recovery)	32	(9)	(37)	(23)	—	(1)	(38)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(220)	(158)	(58)	6	21	—	(409)
Adjusted EBITDA attributable to Unitholders	$199	$109	$158	$95	$32	$(7)	$586

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$192	$72	$(192)	$204	$114	$(356)	$34
Add back or deduct the following:
Depreciation	493	663	420	193	34	—	1,803
Deferred income tax (recovery) expense	(16)	(160)	(120)	33	—	(29)	(292)
Foreign exchange and financial instrument loss (gain)	51	(349)	(87)	(101)	(113)	29	(570)
Other(11)	45	105	192	71	39	26	478
Management service costs	—	—	—	—	—	162	162
Interest expense	564	526	390	163	3	173	1,819
Current income tax expense (recovery)	34	—	50	(144)	1	2	(57)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(596)	(513)	(251)	(139)	76	—	(1,423)
Adjusted EBITDA attributable to Unitholders	$767	$344	$402	$280	$154	$7	$1,954

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$179	$(54)	$(16)	$37	$5	$(348)	$(197)
Add back or deduct the following:
Depreciation	478	621	327	99	8	—	1,533
Deferred income tax expense (recovery)	17	(22)	17	33	(1)	(26)	18
Foreign exchange and financial instrument (gain) loss	(62)	(115)	(55)	(134)	(63)	7	(422)
Other(11)	7	3	54	63	19	86	232
Management service costs	—	—	—	—	—	157	157
Interest expense	583	355	258	121	10	152	1,479
Current income tax expense (recovery)	54	10	(35)	(21)	—	(2)	6
Amount attributable to equity-accounted investments and non-controlling interests(12)	(533)	(432)	(185)	(6)	140	—	(1,016)
Adjusted EBITDA attributable to Unitholders	$723	$366	$365	$192	$118	$26	$1,790

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
Net income (loss)	$42	$(39)	$34	$(197)
Add back or deduct the following:
Depreciation	611	514	1,803	1,533
Deferred income tax (recovery) expense	(66)	29	(292)	18
Foreign exchange and financial instruments gain	(66)	(186)	(570)	(422)
Other(13)	(50)	142	478	232
Amount attributable to equity accounted investments and non-controlling interests(14)	(169)	(182)	(465)	(251)
Funds From Operations	$302	$278	$988	$913

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations per Unit:

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
Basic loss per LP unit(1)	$(0.23)	$(0.32)	$(0.81)	$(0.83)
Adjusted for proportionate share of:
Depreciation	0.43	0.39	1.28	1.16
Deferred income tax recovery	(0.16)	—	(0.16)	(0.05)
Foreign exchange and financial instruments gain	(0.04)	(0.06)	(0.04)	(0.17)
Other(15)	0.46	0.41	1.22	1.27
Funds From Operations per Unit(3)	$0.46	$0.42	$1.49	$1.38

BROOKFIELD RENEWABLE CORPORATION
REPORTS THIRD QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.373 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on December 31, 2025 to shareholders of record as at the close of business on November 28, 2025. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Select Financial Information
Net loss attributable to the partnership	$(233)	$(674)	$(1,638)	$(525)
Funds From Operations (FFO)(2)	171	157	508	595

BEPC reported FFO of $171 million for the three months ended September 30, 2025 compared to $157 million in the prior year. After deducting non-cash depreciation, remeasurement of shares classified as financial liability, and other non-cash items our Net loss attributable to the partnership for the three months ended September 30, 2025 was $233 million compared to a loss of $674 million in the prior year. Adjusting for the remeasurement of financial liability associated with our exchangeable shares, the Net loss attributable to the partnership for the three months ended September 30, 2025 is $108 million compared to a loss of $62 million in the prior year.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2025		2024
Assets
Cash and cash equivalents		$559		$624
Trade receivables and other financial assets(4)		4,322		3,162
Equity-accounted investments		966		753
Property, plant and equipment, at fair value and Goodwill		39,707		39,388
Deferred income tax and other assets(5)		1,761		202
Total Assets		$47,315		$44,129

Liabilities
Borrowings which have recourse only to assets they finance(7)		$14,675		$13,775
Accounts payable and other liabilities(8)		5,320		3,153
Deferred income tax liabilities		7,007		6,493

Shares classified as financial liabilities		9,778		8,600

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,477		$10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	270		259
The partnership	(212)	10,535	1,341	12,108
Total Liabilities and Equity		$47,315		$44,129

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024

Revenues	$931	$1,041	$2,790	$3,155
Other income	85	29	147	96
Direct operating costs(9)	(370)	(407)	(1,091)	(1,310)
Management service costs	(26)	(28)	(75)	(71)
Interest expense	(398)	(328)	(1,236)	(1,032)
Share of loss from equity-accounted investments	(5)	—	(6)	(22)
Foreign exchange and financial instrument (loss) gain	(5)	12	(52)	78
Depreciation	(313)	(313)	(939)	(970)
Other	(8)	(31)	(40)	(29)
Remeasurement of financial liability associated with our exchangeable shares(16)	(125)	(612)	(1,178)	(341)
Income tax (expense) recovery
Current	(7)	(34)	(55)	(63)
Deferred	16	7	58	(3)
Net loss	$(225)	$(664)	$(1,677)	$(512)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	8	10	(39)	12
Participating non-controlling interests – in a holding subsidiary held by the partnership	—	—	—	1
The partnership	(233)	(674)	(1,638)	(525)
	$(225)	$(664)	$(1,677)	$(512)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
Operating activities
Net loss	$(225)	$(664)	$(1,677)	$(512)
Adjustments for the following non-cash items:
Depreciation	313	313	939	970
Unrealized foreign exchange and financial instruments (gain) loss	—	(39)	9	(105)
Share of loss from equity-accounted investments	5	—	6	22
Deferred income tax (recovery) expense	(16)	(7)	(58)	3
Other non-cash items	(5)	53	52	99
Remeasurement of financial liability associated with our exchangeable shares(16)	125	612	1,178	341
	197	268	449	818
Net change in working capital and other(10)	62	40	59	(113)
	259	308	508	705
Financing activities
Non-recourse borrowings and related party borrowings, net	79	(160)	304	70
Capital contributions from participating non-controlling interests	68	95	225	220
Return of capital to participating non-controlling interests	—	(44)	—	(80)
Distributions paid:
To participating non-controlling interests	(38)	(57)	(490)	(321)
To the partnership	—	—	(5)	—
	109	(166)	34	(111)
Investing activities
Investment in property, plant and equipment	(240)	(162)	(790)	(638)
Investment in equity-accounted investments	(83)	—	(124)	—
Disposals of subsidiaries, associates and other securities, net	44	86	358	164
Restricted cash and other	(65)	(42)	(76)	(66)
	(344)	(118)	(632)	(540)
Cash and cash equivalents
Increase (decrease)	24	24	(90)	54
Foreign exchange gain (loss) on cash	4	8	50	(31)
Net change in cash classified within assets held for sale	(25)	(27)	(25)	(31)
Balance, beginning of period	556	614	624	627
Balance, end of period	$559	$619	$559	$619

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024

Net loss	$(225)	$(664)	(1,677)	(512)
Add back or deduct the following:
Depreciation	313	313	939	970
Deferred income tax (recovery) expense	(16)	(7)	(58)	3
Foreign exchange and financial instruments loss (gain)	5	(12)	52	(78)
Other(17)	(3)	32	64	(113)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(18)	126	64	422	193
Remeasurement of financial liability associated with our exchangeable shares(16)	125	612	1,178	341
Amount attributable to equity accounted investments and non-controlling interests(19)	(154)	(181)	(412)	(209)
Funds From Operations	$171	$157	$508	$595

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain assets), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the most recent Form 20-F of BEP and in the most recent Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended September 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q3 2025 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Nine Months Ended September 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q3 2025 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1) For the three and nine months ended September 30, 2025, average LP units totaled 283.8 million and 284.2 million, respectively (2024: 285.1 million and 285.7 million, respectively).

(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3) Average Units outstanding for the three and nine months ended September 30, 2025 were 661.9 million and 662.2 million, respectively (2024: 663.2 million and 663.8 million, respectively), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares. The actual Units outstanding as at September 30, 2025 were 662.0 million (2024: 663.2 million).

(4) Balance includes restricted cash, trade receivables and other current assets, financial instrument assets, and due from related parties on the consolidated statements of financial of position.

(5) Balance includes deferred income tax assets, assets held for sale, and other long-term assets on the consolidated statements of financial position.

(6) Balance includes current and non-current portion of corporate borrowings on the consolidated statements of financial position.

(7) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statements of financial position.

(8) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities on the consolidated statements of financial position.

(9) Direct operating costs exclude depreciation expense disclosed below.

(10) Balance includes net change in working capital, dividends received from equity accounted investments and changes in due to or from related parties on the consolidated statements of cash flows.

(11) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(12) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(13) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(14) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(15) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.

(16) Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

(17) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company's economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intent to hold over the long-term that are included in Funds from Operations.

(18) Balance is included within interest expense on the consolidated statements of income (loss).

(19) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21) Available liquidity of over $4.7 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q3 2025 Interim Report.